Exhibit 3.36(c)
Exhibit 3.36(c) CERTIFICATE OF AMENDMENT TO
THE CERTIFICATE OF FORMATION
OF INGRAM SUBSIDIARY, LLC
Pursuant to the provision of Section 3.053 of the Texas Business Organizations Code (the “TBOC”), Ingram Subsidiary, LLC (the “Company”), hereby executes this Certificate of Amendment to its Certificate of Formation.
1. The filing entity is Ingram Subsidiary, LLC, a limited liability company. 2. Article I of the Certificate of Formation of the Company is hereby amended so that it reads in its entirety as follows:
“ARTICLE I- “The entity being formed is a limited liability company. The name of the entity is Ingram Concrete, LLC.”
3. The amendment has been approved in the manner required by the TBOC and the governing document of the Company.
IN WITNESS WHEREOF, e undersigned has executed the Certificate of Amendment of Ingram Subsidiary, LLC this j5day of July, 2007.
Title: V. 1-IOUSTON 937343v3